Exhibit 4.13

Amendment No. 1 TO

SECURED PROMISSORY NOTE

This Amendment No. 1 to Secured Promissory Note (this “Amendment”) is effective this November 17, 2016, by and among Carl Berg (the “Lender”) and Summit Semiconductor, LLC, a Delaware limited liability company (the “Company”). The Company issued that certain Secured Promissory Note dated February 12, 2016 to Lender having a principal balance of $300,000.00 (the “Note”). For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Lender and Company agree to amend the Note as follows:

1.          The “Maturity Date” of the Note shall be June 1, 2017.

2.          In the event that the Company completes an underwritten public offering of its Common Units (or an equivalent thereof) or consummates a Change of Control during the term of the Note, the then aggregate outstanding principal amount of the Note (and accrued and unpaid interest thereon) shall be converted, automatically and without any further action on the part of the Lender, the Company or any other person, into that number of Common Units (or an equivalent thereof) as is equal to the quotient obtained by dividing (i) the aggregate principal amount of the Note (and accrued and unpaid interest thereon) by (ii) the Conversion Price. “Conversion Price” shall mean the lesser of (A) (i) $0.30 or (B) (i) the highest price per Common Unit (or an equivalent thereof) sold in the Company’s initial public offering or paid by a buyer in connection with a Change of Control, multiplied by (ii) 75%. “Change of Control” shall mean (i) the consummation of a merger or consolidation of the Company with or into another entity or (ii) the bone fide sale of substantially all the Company’s assets. The foregoing notwithstanding, a merger or consolidation of the Company shall not constitute a “Change in Control” if immediately after such merger or consolidation a majority of the voting power of the capital stock of the continuing or surviving entity, or any direct or indirect parent corporation of such continuing or surviving entity, will be owned by the persons who were the Company’s unit holders immediately prior to such merger or consolidation in substantially the same proportions as their ownership of the voting power of the Company’s units immediately prior to such merger or consolidation.

3.          Except as expressly amended hereby, the terms of the Note as originally constituted remain in full force and effect.

4.          This Amendment and all actions arising out of or in connection with this Amendment shall be governed by and construed in accordance with the laws of the State of Oregon, without regard to the conflicts of law provisions of the State of Oregon, or of any other state.

5.          This Amendment may be executed and delivered electronically and in counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts shall together constitute one and the same instrument.

LENDER:	COMPANY:

CARL BERG	Summit semiconductor, llc

By:	By:
Name:
Title: